Exhibit 99.5
Discussion Agenda

I.	Near Term Outlook for New England Banks

▪	Interest rate environment

▪	Demographic situation

▪	Peer group performance comparison

▪	Stock price implications

II.	Shareholder Strategies

▪	Do nothing.

▪	Forward split

▪	Reverse split - To 500 shareholders (One share for approximately 300 shares)*

▪	Reverse split - To 300 shareholders (One share for approximately 550 shares)**

▪	Tender offer

III.	Evaluation of Strategies

▪	Legal perspective

▪	Financial perspective

▪	Business judgments

IV.	Conclusions/ Recommendations

* For purposes of going private, all shareholders with shares held in street name (OBOs and NOBOs) are considered one shareholder. The one for 300 split assumes all NOBOs cease being held in street name and become physical shareholders (holding the shares in a safety deposit box, for example).

** Similarly, the one for 550 split considers NOBOs as separate shareholders even though they are a part of the single shareholder of “street name”. Thus, these splits will comfortably cause NWFI to be below 300 shareholders.